
02057313


SEP 09 2002
154

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)



Date September 4th ,2002

By

(Signature)

Dina Arifani
Acting as Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)




TELKOM

PRESS RELEASE

No.TEL 356 /PR000/UHI/02

TELKOM Signs Interconnection Agreement with Indosat

Bandung, September 4th, 2002, PT Telekomunikasi Indonesia Tbk. ("TELKOM") signed an Interconnection Agreement with Indosat. This Agreement shall provide *Customer Base Growth* which allow Indosat customers to integrate with TELKOM's network. TELKOM expects that interconnection between TELKOM and Indosat will generate an increase in interconnection traffic which in turn shall increase TELKOM's Interconnection Revenue.

The Agreement was made through a mutual business deal. Rate for Interconnection Tariff is set in accordance to regulation using cost based system.

The Interconnection Agreement only regulates local fixed wireline in Jakarta and Surabaya area. TELKOM still holds exclusive rights for domestic long distance fixed wire line until August 2003.

This Agreement signals a positive step toward achieving a fair competition in the Indonesian telecommunication Industry.

DINA ARIFANI
Acting as Head of Investor Relations

For further information please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk.

Bandung:
Phone: 62-22-4527337
Fax : 62-22-7104743
E-mail: *investor@telkom.co.id*
Website : www.telkom.co.id

Jakarta:
Phone: 62-21-5215109
Fax : 62-21-5220500